FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
450, 5th Street
Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of December, 2005.

The Toronto-Dominion Bank

(Translation of registrant's name into English)

c/o General Counsel’s Office
P.O. Box 1, Toronto Dominion Centre,
Toronto, Ontario, M5K 1A2

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

FORM 6-K

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

THE TORONTO-DOMINION BANK

DATE: December 12, 2005	By:	/s/ Rasha El Sissi
		Name:	Rasha El Sissi
		Title:	Associate Vice President, Legal

THE TORONTO-DOMINION BANK
EARNINGS COVERAGE ON SUBORDINATED NOTES AND DEBENTURES
AND LIABILITIES FOR PREFERRED SHARES AND CAPITAL TRUST SECURITIES
FOR THE TWELVE MONTHS ENDED OCTOBER 31, 20051

The Bank’s interest requirements on all subordinated notes and debentures and liabilities for preferred shares and capital trust securities after adjustment for new issues and retirement, amounted to $491 million for the 12 months ended October 31, 2005. The Bank reported a net income, before interest on subordinated debt and liabilities for preferred shares and capital trust securities and income taxes of $3,560 million for the 12 months ended October 31, 2005, which was 7.2 times the Bank’s interest requirements. On an earnings before amortization of intangibles basis the Bank’s net income before interest on subordinated debt and liabilities for preferred shares and capital trust securities and income taxes was $ 4,106 million, which was 8.4 times its interest requirements.

1The Bank’s financial results are prepared in accordance with Canadian generally accepted accounting principles (GAAP). The Bank refers to results prepared in accordance with GAAP as the “reported basis” or “reported”. The Bank also utilizes earnings before amortization of intangibles to assess each of its businesses and to measure overall Bank performance. To arrive at this measure, the Bank removes amortization of intangibles from reported basis earnings. The Bank's intangible amortization of assets relates to the TD Banknorth acquisition in March 2005 and the Canada Trust acquisition in fiscal 2000. The Bank excludes amortization of intangibles in order to better reflect how management measures the performance of the Bank. Consequently, the Bank believes that earnings before amortization of intangibles provides the reader with an understanding of how management views the Bank’s performance. As explained, earnings before amortization of intangibles is different from reported results determined in accordance with GAAP. Earnings before amortization of intangibles and other terms are not defined terms under GAAP and therefore may not be comparable to similar terms used by other issuers.